PAYSOKO SYSTEMS

Fintech Platform for Payments, Global eCommerce, and Micro-Financing



paysokosystems.com   Las Vegas NV

LEAD INVESTOR



David Sweetser

Investing in PaySoko, which offers digital tools and access to micro-financing, presents a highly advantageous opportunity due to the emerging market in Africa. The African continent is currently experiencing rapid growth in various sectors, including technology and finance. PaySoko digital tools cater to the increasing demand for technology-driven solutions, enabling individuals and businesses in Africa to easily transact within each other. Moreover, the provision of micro-financing through its platform empowers entrepreneurs and SMEs, fueling economic growth and fostering financial inclusion in underserved communities.

Invested $1,000 this round and $110,000 previously

Highlights

1. Cross-border payments platform for 1.4B+ Africans doing business, regardless of their geolocation.
2. A New Peer-to-Peer Funding Infrastructure yielding 20–30% return PA (not guaranteed).
3. $400k+ raised. Experienced, award-winning team.
4. Aiming for a profitable business model with blockchain technology and machine learning algorithms.
5. Solutions for an African Economy that comprises 70% of the world's $1 trillion mobile money market.
6. Partnerships include major NGOs, Governments, and Banks in the US, Kenya, and internationally.

Our Team



Moses Kusasira CEO

Serial entrepreneur, mobile POS pioneer, tech expert. Successfully raised $4MM+ for his companies. Previously with UPS, Expedia, & Agilysys.



Pete Munyasia COO

Enterprise financial system strategist. Over 20 years in IT consulting. Previously worked at RIM Blackberry, Fujitsu North America, and American Airlines



Ed Hohmann CTO

Serial entrepreneur and founder of international technology companies, with decades of systems management experience.



Tommy Richardson Treasurer

Advised strategic financial planning for diversity-impact programs that became award-winning and adopted internationally.

PaySoko Systems, Inc. Global Fintech Platform


paysoko SYSTEMS
Fintech Platform for Payments, Global eBusiness, & Micro-Financing
PaySokoSystems.com


OVERVIEW
Team
The PaySoko management team has 100+ years combined experience in senior executive commerce roles
The team has previously worked at successful enterprise B2B companies, including Hewlett-Packard, Expedia, UPS, Agilysys (AGYS) & InfoGenesis POS/Payments
Stage
Seed Round stage
1000+ SME Merchants Onboarded
Two Product Lines:
PaySoko Global Payments/eBusiness
Chama Network Micro Financing
Operations in US & E. Africa (Kenya)
Raising
Raising total $1M
$545,000 already raised
Series A round - Q3/Q4 2023
Funds enable build out for Chama Network Micro-Financing capability
CHAMA NETWORK
DadaSoko
polygon
Social Media Gateways
GlobalSoko


PROBLEM
Businesses in Africa lack:
01 Complete Payment Infrastructure
There are tens of millions of SME businesses, but there is no simple way to accept credit/debit cards and online payments
02 eBusiness/eCommerce Solutions
Millions of merchants lack eBusiness solutions and are unable to easily build mobile stores and sell online
03 Micro-Financing Infrastructure & Solutions
Most businesses need some type of working capital, yet most SMEs cannot qualify at banks or lenders


SOLUTION
PAYMENTS
EBUSINESS
MICRO-
Payment Links - enable easy mobile and credit card payments, transfers, deposits, and withdrawals
Split Payments - small merchants can sell a set of items bundled together as a single product
eBusiness Microservices - eCommerce, on-demand services, contributions, tips and donation links, single product pages
Built on Blockchain
Peer-to-Peer Lending
Group Credit Pool Lending
paysoko

FINANCING

Lenders can loan Crypto or Fiat currencies



PAYSOKO BENEFITS

Payments/eBusiness Infrastructure and Micro-Financing Platform

01 PaySoko provides financial services, e-payments, and eBusiness infrastructure for SMEs in Africa and globally

02 PaySoko enables SMEs to accept most forms of payment globally, including mobile money and credit/debit cards

03 PaySoko provides SMEs the ability to create mobile-first online stores, enabling competitive advantages in the marketplace

04 PaySoko is also a Micro-Financing platform providing financial services, such as short-term loans, to SMEs and individuals

paysoko

WHAT IS CHAMA NETWORK?

A New Peer-to-Peer Funding Infrastructure



PaySoko Chama Network is a peer-to-peer micro-lending platform that enables SMEs to gain access to capital while providing safe, high value returns to investors

The Chama Network micro-lending platform connects with the PaySoko Payments platform to seamlessly enable merchants to repay their loans directly from sales revenue

WHAT IS A CHAMA?

A Chama is an informal cooperative society that is normally used to pool and invest savings by people in East Africa, and particularly Kenya. The chama phenomenon is also referred to as "micro-savings groups". en.wikipedia.org/wiki/Chama_(investment)

HOW CHAMA NETWORK WORKS

- **Chama Network provides the ability for SMEs to create virtual organizations on the blockchain called Chamas**
- **These organizations include one or more Investors and 10 – 20 SMEs (borrowers)**
- **Investors invest into credit pools for these organizations**
- **These organizations are controlled by their members through a voting system**
- **When an SME wants to borrow, they simply apply for the loan and the Chama votes whether or not to give that SME the loan, based on their history**



Loan Agreement
Lenders
(Loan offer)
Platform fees & charges (depending on the business model)
Borrowers
(Loan demand)
Platform fees & charges (depending on the business model)
P2P Lending Platform

paysoko

INVESTOR VALUE PROPOSITION

	Support African Entrepreneurs, Diversity, Empowerment		Curated lending drives ecosystem growth
Receive 20–30%* return PA with low risk		Receive perks and goods from entrepreneur businesses	

* This is the estimated financial projection and is not guaranteed

MARKET OPPORTUNITY





Exponential Growth of
Digital Payments in Africa
1.4 Billion+ Population
$121bn
565M +
44M
Digital Payment Transactions in 2022
Digital Payment Segment Number of Users
Micro, Small, and Medium Enterprises
Source: statista.com/outlook/dmo/fintech/africa
Source: csis.org/analysis/supporting-small-and-medium-enterprises-sub-saharan-africa-through-blended-finance



CASE STUDY
DADASOKO
DadaSoko customers purchase groups of items (ensembles) from multiple vendors in the US or Africa with a single Credit Card or mPesa transaction.
PaySoko instantly routes the individual item payments to the appropriate vendor accounts, including the models, stylists, and makeup artists, etc. involved in the ensemble creation.



COMPETITIVE ADVANTAGE
Complete Payment and eCommerce Solution
JUMIA
paysoko
paystack
Chipper
TALA
Dynamic Payments Platform
eBusiness Platform
Micro-Lending Blockchain Platform



Business Model
FLAT FEE & PERCENTAGE OF TRANSACTION AMOUNT
+
SAAS MONTHLY FEE
The PaySoko Business Model is based on charging a Percentage of each Transaction plus a Monthly Fee for Businesses using our Digital Business Transformation tools



TEAM
Moses Kusasira
CEO, Founder
Serial entrepreneur,
Ed Hohmann
CTO, Co-Founder
Serial entrepreneur and
Tommy Richardson
CFO, Co-Founder
C-Suite operational
Pete Munyasia
COO, Co-Founder
Enterprise financial

- mobile POS pioneer, tech expert
- Successfully raised $4MM+ for his companies
- Previously with UPS, Expedia, & Agilysys

- founder of international technology companies
- Electronics and software engineer and systems analyst
- Independent consultant to Fortune 100 companies

- companies + startups
- Has closed 6-figure deals with Fortune 500
- Previously in management at NBA, Agilysys, and Walt Disney

- system strategist
- Over 20 years in IT consulting.
- Previously worked at RIM Blackberry, Fujitsu North America, and American Airlines

ADVISORS



David Sweetser

- Serial entrepreneur, founder, and investor
- Managing partner, board member, director, and C-suite executive at billion dollar international corporations
- Decades of investment, real estate, and retail experience



Jorden Woods

- Successful Silicon Valley founder/advisor ($200M+ raised)
- Enterprise Blockchain & Fintech Expert
- Best-selling tech author and speaker



Radhika Iyengar

- Top 100 Women of the Future, TEDx speaker, Top SV Woman in Tech
- Government blockchain policy advisor
- Best-selling tech author and speaker



Bobby Soper

- CEO & President of $1 billion+ company
- Strategic industry advisor to executive teams

GO TO MARKET STRATEGY

Business Agents

Businesses are onboarded via the agents model, which is the standard in Africa

Strategic Partnerships

PaySoko strategic partners include banks, governments, and third party eCommerce brands to offer everyone complete access to PaySoko features and capabilities

Marketing Partnerships

PaySoko partners with celebrities and influencers to organically market the platform

Machine Learning

Customer behaviour is continuously analyzed to determine micro-loan qualification and optimization

FINANCIALS



Financial Projections
Revenue
Profit
$400,000,000
$300,000,000
$200,000,000
$100,000,000
$0
2023
2024
2025
2026
2027

*** These are best-estimate financial projections and are not guaranteed results

ASK & USE OF FUNDS

- $1M (12-month runway)
- Onboard hundreds of Chamas and thousands of businesses
- Market leadership



Legal and Licensing
5.0%
Operations
20.0%
Product
25.0%
Marketing
50.0%

PAYSOKO


FUNCTIONALITY
Payment Links
Accept payment via a link. Create payment links and share them via email, SMS, and
Splits and Routing
Split incoming payments to individual accounts, business accounts, and multiple accounts simultaneously.
Advanced API
PaySoko has a robust API that can connect to any external third-party system.
eCommerce
eBusiness Microservices - eCommerce, on-demand services, contributions, tips and donation links, single product pages
Micro-Services
Provide different micro-services that range from eCommerce stores, on-demand service store fronts, one page product sales, tickets and event sales, etc.
Secure Pay
Remain anonymous when paying for items, donating, leaving tips, etc.

BENEFITS


Easy Payments
Receive Payments via mPesa or Credit Card
Bulk Payments
Issue Bulk Payments to multiple Agents and Clients in a single payment request
Automated Loan Repayment
Split Payment feature allows automatic micro-loan repayment directly from sales transactions
Customer Engagement
Create customer engagement, loyalty clubs, discounts, etc. for data analysis to gain greater customer insights
Micro-Loan Access
Easy access to micro-lending platform to support business operations and expansion

Downloads

Ecosystem.PNG